February 24, 2023

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

       Re: Registration Statement on Form S-4 of Fifth Wall Acquisition Corp.
Ill

To whom it may concern:

        Reference is made to the above-referenced registration statement of Fifth Wall
Acquisition Corp. III (the "Issuer") filed on January 13, 2023, as may be amended from time to time (the "Registration Statement"), under the Securities Act of 1933, as amended (the
"Securities Act"), with respect to a proposed business combination with Mobile Infrastructure
Corporation (the "Transaction"). The Registration Statement has not yet been declared effective as of the date of this letter.

       This letter is to advise you that, effective as of February 24, 2023, our firm has resigned from, or ceased or refused to act in, every capacity and relationship with respect to the
Transaction.

        Therefore, we hereby advise you pursuant to Section 11 (b)(1) of the Securities Act, and have advised the Issuer, that none of our firm, any person who controls it (within the meaning of either Section 15 of the Securities Act or Section 20 of the Securities Exchange Act of l 934, as amended) or any of its affiliates (within the meaning of Rule 405 under the Securities Act) will be responsible for any part of the Registration Statement. This notice is not intended to constitute an acknowledgment or admission that we have been or are an underwriter (within the meaning of
Section 2(a)(l l) of the Securities Act or the rules and regulations promulgated thereunder) with respect to the Transaction.



                         [remainder ofthis page intentionally leji blank] Sincerely,



    DEUTSCHE BANK SECURITIES INC.




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